SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Contents

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss
Unaudited Interim Condensed Consolidated Statements of Financial Position
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
Unaudited Interim Condensed Consolidated Statements of Cash Flows
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Independent Auditors' Report

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Nu Holdings Ltd. (“Company”) as at June 30, 2023, the condensed consolidated statements of profit or loss and comprehensive income or loss for the three and six-month periods then ended, changes in equity and cash flows for the six-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these unaudited interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited interim condensed consolidated financial statements as of June 30, 2023, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, August 15, 2023.

KPMG Auditores Independentes Ltda. CRC 2SP-027685/O-0 F SP

Rodrigo de Mattos Lia Accountant 1SP252418/O-3

3

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

For the three and six-month periods ended June 30, 2023 and 2022

(In thousands of U.S. Dollars, except earnings (loss) per share)

		Three-month period ended		Six-month period ended
	Note	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Interest income and gains (losses) on financial instruments	6	1,500,225	853,013	2,755,679	1,472,456
Fee and commission income	6	368,415	304,548	731,628	562,372
Total revenue		1,868,640	1,157,561	3,487,307	2,034,828
Interest and other financial expenses	6	(453,426)	(407,500)	(893,638)	(680,503)
Transactional expenses	6	(42,797)	(48,036)	(95,575)	(82,484)
Credit loss allowance expenses	7	(590,434)	(338,492)	(1,065,229)	(614,214)
Total cost of financial and transactional services provided		(1,086,657)	(794,028)	(2,054,442)	(1,377,201)
Gross profit		781,983	363,533	1,432,865	657,627

Operating expenses
Customer support and operations	8	(113,309)	(77,703)	(221,124)	(139,274)
General and administrative expenses	8	(256,408)	(229,505)	(493,289)	(474,613)
Marketing expenses	8	(33,923)	(36,208)	(53,195)	(63,816)
Other income (expenses)	8	(54,366)	(44,729)	(97,651)	(72,187)
Total operating expenses		(458,006)	(388,145)	(865,259)	(749,890)

Profit (loss) before income taxes		323,977	(24,612)	567,606	(92,263)

Income taxes
Current taxes	29	(263,071)	(96,249)	(468,935)	(195,301)
Deferred taxes	29	163,960	91,011	267,946	212,710
Total income taxes		(99,111)	(5,238)	(200,989)	17,409

Profit (loss) for the period		224,866	(29,850)	366,617	(74,854)
Profit (loss) attributable to shareholders of the parent company		224,866	(29,697)	366,617	(74,798)
Profit (loss) attributable to non-controlling interests		-	(153)	-	(56)

Earnings (loss) per share – Basic	9	0.0475	(0.0064)	0.0777	(0.0160)
Earnings (loss) per share – Diluted	9	0.0464	(0.0064)	0.0758	(0.0160)
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,730,272	4,670,972	4,719,948	4,665,688
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,843,835	4,670,972	4,833,455	4,665,688

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

Loss for the three and six-month periods ended June 30, 2023 and 2022

(In thousands of U.S. Dollars)

		Three-month period ended		Six-month period ended
	Note	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Profit (loss) for period		224,866	(29,850)	366,617	(74,854)

Other comprehensive income or loss:

Effective portion of changes in fair value		13,690	(7,193)	15,685	(26,244)
Changes in fair value reclassified to profit or loss		(12,549)	4,696	(15,423)	5,875
Deferred income taxes		2,356	(3,794)	5,382	3,268
Cash flow hedge	19	3,497	(6,291)	5,644	(17,101)

Changes in fair value		(1,820)	(19,765)	8,504	(16,557)
Deferred income taxes		(978)	1,945	(793)	(3,047)
Financial assets at fair value through other comprehensive income		(2,798)	(17,820)	7,711	(19,604)

Currency translation on foreign entities		140,710	(49,457)	251,215	14,017

Total other comprehensive income that may be reclassified to profit or loss subsequently		141,409	(73,568)	264,570	(22,688)

Changes in fair value - own credit adjustment	20	23	(228)	68	3,329
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		23	(228)	68	3,329
Total other comprehensive income (loss), net of tax		141,432	(73,796)	264,638	(19,359)
Total comprehensive income (loss) for the period, net of tax		366,298	(103,646)	631,255	(94,213)
Total comprehensive income (loss) attributable to shareholders of the parent company		366,298	(103,493)	631,255	(94,157)
Total comprehensive income (loss) attributable to non-controlling interests		-	(153)	-	(56)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2023 and December 31, 2022

(In thousands of U.S. Dollars)

	Note	06/30/2023	12/31/2022

Assets
Cash and cash equivalents	11	6,175,049	4,172,316
Financial assets at fair value through profit or loss		182,769	133,643
Securities	12	156,233	91,853
Derivative financial instruments	19	26,223	41,485
Collateral for credit card operations	22	313	305
Financial assets at fair value through other comprehensive income		7,479,797	9,947,138
Securities	12	7,479,797	9,947,138
Financial assets at amortized cost		17,135,460	13,684,484
Credit card receivables	13	10,387,713	8,233,072
Loans to customers	14	2,433,209	1,673,440
Compulsory and other deposits at central banks	15	2,826,879	2,778,019
Other receivables	16	1,346,560	521,670
Other financial assets		141,099	478,283
Other assets	17	706,514	541,903
Deferred tax assets	29	1,224,983	811,050
Right-of-use assets		16,414	18,982
Property, plant and equipment		35,246	27,482
Intangible assets	18	254,378	182,164
Goodwill	18	397,473	397,397
Total assets		33,608,083	29,916,559

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2023 and December 31, 2022

(In thousands of U.S. Dollars)

	Note	06/30/2023	12/31/2022
Liabilities
Financial liabilities at fair value through profit or loss		190,403	218,174
Derivative financial instruments	19	41,715	9,425
Instruments eligible as capital	20	3,766	11,507
Repurchase agreements		144,922	197,242
Financial liabilities at amortized cost		26,547,815	23,448,892
Deposits	21	18,033,728	15,808,541
Payables to network	22	7,749,565	7,054,783
Borrowings and financing	23	764,522	585,568
Salaries, allowances and social security contributions		150,033	90,587
Tax liabilities		562,206	511,017
Lease liabilities		19,171	20,353
Provision for lawsuits and administrative proceedings	24	4,653	17,947
Deferred income	25	54,882	41,688
Deferred tax liabilities	29	85,048	41,118
Other liabilities	26	349,273	636,000
Total liabilities		27,963,484	25,025,776

Equity
Share capital	30	84	83
Share premium reserve	30	4,970,786	4,963,774
Accumulated gain (losses)	30	546,742	64,577
Other comprehensive income (loss)	30	126,987	(137,651)
Equity attributable to shareholders of the parent company		5,644,599	4,890,783
Total equity		5,644,599	4,890,783
Total liabilities and equity		33,608,083	29,916,559

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2023 and 2022

(In thousands of U.S. Dollars)

					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Profit for the six-month period		-	-	366,617	-	-	-	-	366,617
Share-based compensation, net of shares withheld for employee taxes	10	-	-	94,015	-	-	-	-	94,015
Shares issued to service providers	30 / 34	-	-	21,533	-	-	-	-	21,533
Shares issued	30	1	(1)	-	-	-	-	-	-
Stock options exercised		-	7,013	-	-	-	-	-	7,013
Other comprehensive income or loss, net of tax	30
Cash flow hedge		-	-	-	-	5,644	-	-	5,644
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	7,711	-	7,711
Currency translation on foreign entities		-	-	-	251,215	-	-	-	251,215
Own credit adjustment		-	-	-	-	-	-	68	68
Balances as of June 30, 2023		84	4,970,786	546,742	142,859	(1,842)	(14,587)	557	5,644,599
8

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the six-month period		-	-	(74,798)	-	-	-	-	(74,798)	(56)	(74,854)
Share-based compensation, net of shares withheld for employee taxes	10	-	-	107,296	-	-	-	-	107,296	-	107,296
Stock options exercised		-	3,304	-	-	-	-	-	3,304	-	3,304
Shares issued on business acquisition	34	-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	30	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Loss of control of subsidiary		-	-	-	-	-	-	-	-	(1,453)	(1,453)
Other comprehensive income or loss, net of tax
Cash flow hedge		-	-	-	-	(17,101)	-	-	(17,101)	-	(17,101)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(19,604)	-	(19,604)	-	(19,604)
Currency translation on foreign entities		-	-	-	14,017	-	-	-	14,017	-	14,017
Own credit adjustment		-	-	-	-	-	-	3,329	3,329	-	3,329
Balances as of June 30, 2022		83	4,962,573	(95,911)	(96,919)	(15,614)	(17,863)	1,810	4,738,159	-	4,738,159

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

9

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	06/30/2023	06/30/2022

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Profit (loss) for the six-month period		366,617	(74,854)
Adjustments:
Depreciation and amortization	8	27,156	18,088
Credit loss allowance expenses	7	1,106,800	625,185
Deferred income taxes	29	(267,946)	(212,710)
Provision for lawsuits and administrative proceedings		2,502	(1,958)
Unrealized losses (gains) on other investments		21,720	(5,067)
Unrealized losses (gains) on financial instruments		51,705	38,458
Interest accrued		40,139	8,907
Share-based payments		116,850	135,656
		1,465,543	531,705

Changes in operating assets and liabilities:
Securities		2,221,786	(773,539)
Compulsory deposits and others at central banks		(46,123)	(635,319)
Credit card receivables		(3,246,823)	(2,459,157)
Loans to customers		(1,245,332)	(1,145,997)
Other receivables		(778,678)	(335,367)
Other assets		163,262	(145,172)
Deposits		2,100,527	3,755,012
Payables to network		655,859	1,086,143
Deferred income		12,455	6,149
Other liabilities		197,455	230,430

Interest paid		(36,152)	(8,274)
Income tax paid		(410,151)	(234,444)
Interest received		740,431	670,462
Cash flows (used in) generated from operating activities		1,794,059	542,632
10

	Note	06/30/2023	06/30/2022

Cash flows from investing activities
Acquisition of property, plant and equipment		(11,403)	(7,425)
Acquisition of intangible assets		(87,257)	(45,611)
Acquisition of subsidiary, net of cash acquired		-	(10,346)
Acquisition of securities - equity instruments		-	(2,500)
Cash flow (used in) generated from investing activities		(98,660)	(65,882)

Cash flows from financing activities
Issuance of shares for over-allotment in IPO		-	247,998
Transactions costs for over-allotment in IPO		-	(3,985)
Payments of securitized borrowings		-	(10,633)
Proceeds from borrowings and financing	23	95,419	353,878
Payments of borrowings and financing	23	(10,546)	(38,305)
Lease payments		(3,803)	(2,416)
Exercise of stock options	30	7,013	3,304
Cash flows (used in) generated from financing activities		88,083	549,841
Change in cash and cash equivalents		1,783,482	1,026,591

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents		219,251	(31,246)
Cash and cash equivalents - end of the period	11	6,175,049	3,701,020
Increase (decrease) in cash and cash equivalents		1,783,482	1,026,591

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

11

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with clients.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU” and its Brazilian Depositary Receipts ("BDRs") are traded on B3 - Brasil, Bolsa, Balcão ("B3"), the Brazilian stock exchange, under the symbol "NUBR33". The Company holds investments in several operating entities and, as of June 30, 2023, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products: (i) a Mastercard international credit card (issued in Brazil which allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) "Conta do Nubank", a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through "Conta do Nubank", directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, and accepts on-demand and fixed term deposits from customers.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that executes securities brokerage activities in Brazil.
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, in addition to offering "Nu Cuenta", a 100% digital account. It commenced operations in the Mexican market in November 2022 and officially launched in December 2022. The credit card and "Nu Cuenta" have similar characteristics to the Brazilian operation: (i) an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone and (ii) a maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM.
12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). Nu Colombia Financiamiento requested the license to operate as a financial company, which is still pending approval. If the request is approved, it will enable Nu Colombia to offer deposit products in the future, amongst other financial products.

The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, the Group benefited from a higher volume of transactions and related revenue in the fourth quarter of the year due to the holiday season. However, the growth has masked this seasonality in the past, and this may become more pronounced in the future.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on August 15, 2023.

a) Level III BDR Program discontinuation

On June 28, 2023 the CVM Collegiate approved the plan for the discontinuance of the Company's Level III BDRs Program and the cancellation of the Company's registration with the CVM as a foreign public issuer of category "A" securities. The plan provides that the current holders of the BDRs must decide during a 30-day period, from July 13, 2023 to August 11, 2023 ("Choice Period"), between: (i) remaining as the Company’s shareholder through the receipt of class A ordinary shares traded on the NYSE; (ii) remaining as holders of the Company's BDRs through the receipt of Unsponsored Level I BDRs; or (iii) if no declaration is made, the Company will sell the underlying shares on NYSE and former holders will receive the equivalent amount.

b) Nucoin

In February 2023, Nu initiated the distribution of Nucoin, which is the native crypto token issued from Nu that enables the loyalty network ("Nucoin Network") between Nu and its customers. Over time, Nu aims to have other sponsoring companies (“Sponsors”) that commit to use Nucoin as their loyalty program. These Sponsors will be entitled to a certain number of Nucoins to distribute to their customers, and will be required to offer benefits to Nucoins’ holders to incentivize the network adoption and increase the overall utility to the community.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Company’s financial position and performance since the issuance of its last annual financial statements.

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

The presentation of the functional currency and foreign currency translation disclosed in note 2a. of the Annual Financial Statements remain valid for these unaudited interim condensed consolidated financial statements.

The functional currency for Nu Holdings and the presentation currency of these unaudited interim condensed consolidated financial statements is the U.S. Dollars (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real, for the Mexican entities, Mexican peso and for the Colombian entity, the Colombian peso.

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

b) New or revised accounting pronouncements adopted in 2023

The following new or revised standards have been issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements, and had no significant impact.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8); and
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

c) Other new standards and interpretations not yet effective

●	Non-current Liabilities with Covenants (Amendments to IAS 1).
14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the consolidated financial statements.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the unaudited interim condensed consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	06/30/2023	12/31/2022
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%

In addition, the Company consolidated the following investment fund for June 30, 2023 and December 31, 2022, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest, Brazilian subsidiaries, are regulated by the Brazilian Central Bank (“BACEN”), Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”) and Nu Colombia, a Colombian subsidiary, is regulated by Industry and Commerce Superintendency, and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates, and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2023 were the same as those adopted in the Annual Financial Statements.

Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used for the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On June 30, 2023, the probability weighted ECL allowance totaled US$2,032,872 of which US$1,674,271 related to credit card operations and US$358,601 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and lending ECL	2,032,872	1,896,834	2,004,368	2,200,655

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Interest income – credit card	593,855	243,916	1,041,551	410,056
Interest income - lending	353,082	228,035	640,025	422,182
Interest income – other assets at amortized cost	191,446	95,449	345,609	136,395
Interest income – other receivables	96,609	32,108	183,580	55,488
Interest income and gains (losses) on financial instruments at fair value	265,233	253,505	544,914	448,335
Financial assets at fair value	245,759	264,464	516,953	459,364
Other	19,474	(10,959)	27,961	(11,029)
Total interest income and gains (losses) on financial instruments	1,500,225	853,013	2,755,679	1,472,456

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Interchange fees	277,805	224,437	543,185	413,943
Late fees	42,866	25,515	79,225	46,216
Recharge fees	7,703	19,244	32,753	35,189
Rewards revenue	5,654	6,022	11,201	12,354
Other fee and commission income	34,387	29,330	65,264	54,670
Total fee and commission income	368,415	304,548	731,628	562,372
17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

c) Interest and other financial expenses

	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Interest expense on deposits	401,073	362,842	796,189	610,059
Other interest and similar expenses	52,353	44,658	97,449	70,444
Interest and other financial expenses	453,426	407,500	893,638	680,503

d) Transactional expenses

	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Bank slip costs	5,978	8,942	12,284	16,455
Rewards expenses	13,717	10,932	25,833	21,039
Credit and debit card network costs	7,911	15,879	26,851	22,909
Other transactional expenses	15,191	12,283	30,607	22,081
Total transactional expenses	42,797	48,036	95,575	82,484

7. CREDIT LOSS ALLOWANCE EXPENSES

	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Net increase of loss allowance (note 13)	483,652	222,624	866,259	392,680
Recovery	(18,691)	(6,209)	(32,077)	(9,754)
Credit card receivables	464,961	216,415	834,182	382,926

Net increase of loss allowance (note 14)	131,211	123,072	240,541	232,505
Recovery	(5,738)	(995)	(9,494)	(1,217)
Loans to customers	125,473	122,077	231,047	231,288
Total	590,434	338,492	1,065,229	614,214
18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

8. OPERATING EXPENSES

	Three-month period ended 06/30/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	45,770	41,871	-	-	87,641
Credit analysis and collection costs	20,773	8,643	-	-	29,416
Customer services	17,147	1,922	-	-	19,069
Salaries and associated benefits	18,765	71,356	4,864	-	94,985
Credit and debit card issuance costs	4,032	12,380	-	-	16,412
Share-based compensation (note 10)	-	66,587	-	-	66,587
Specialized services expenses	-	12,683	-	-	12,683
Other personnel costs	4,012	9,965	621	-	14,598
Depreciation and amortization	2,777	11,200	-	-	13,977
Marketing expenses	-	-	28,438	-	28,438
Others (i)	33	19,801	-	54,366	74,200
Total	113,309	256,408	33,923	54,366	458,006

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

	Three-month period ended 06/30/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	29,462	34,496	-	-	63,958
Credit analysis and collection costs	12,371	10,902	-	-	23,273
Customer services	19,074	2,708	-	-	21,782
Salaries and associated benefits	11,399	70,414	3,781	-	85,594
Credit and debit card issuance costs	2,795	12,953	-	-	15,748
Share-based compensation (note 10)	-	61,076	-	-	61,076
Specialized services expenses	-	9,529	-	-	9,529
Other personnel costs	1,693	8,717	254	-	10,664
Depreciation and amortization	815	9,618	-	-	10,433
Marketing expenses	-	-	32,173	-	32,173
Others (i)	94	9,092	-	44,729	53,915
Total	77,703	229,505	36,208	44,729	388,145

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	Six-month period ended 06/30/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	85,937	87,820	-	-	173,757
Credit analysis and collection costs	38,440	18,349	-	-	56,789
Customer services	39,404	3,848	-	-	43,252
Salaries and associated benefits	35,980	135,452	10,136	-	181,568
Credit and debit card issuance costs	8,930	26,817	-	-	35,747
Share-based compensation (note 10)	-	126,092	-	-	126,092
Specialized services expenses	-	15,931	-	-	15,931
Other personnel costs	7,610	21,556	1,121	-	30,287
Depreciation and amortization	4,755	22,401	-	-	27,156
Marketing expenses	-	-	41,938	-	41,938
Others (i)	68	35,023	-	97,651	132,742
Total	221,124	493,289	53,195	97,651	865,259

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

	Six-month period ended 06/30/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	48,856	63,083	-	-	111,939
Credit analysis and collection costs	20,408	19,722	-	-	40,130
Customer services	39,067	4,721	-	-	43,788
Salaries and associated benefits	20,356	141,417	6,939	-	168,712
Credit and debit card issuance costs	6,394	22,202	-	-	28,596
Share-based compensation (note 10)	-	138,793	-	-	138,793
Specialized services expenses	-	19,162	-	-	19,162
Other personnel costs	2,718	17,175	533	-	20,426
Depreciation and amortization	1,381	16,707	-	-	18,088
Marketing expenses	-	-	56,344	-	56,344
Others (i)	94	31,631	-	72,187	103,912
Total	139,274	474,613	63,816	72,187	749,890

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

9. EARNINGS (LOSS) PER SHARE

	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Earnings (loss) attributable to shareholders of the parent company	224,866	(29,697)	366,617	(74,798)
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,730,236	4,670,972	4,719,912	4,665,688
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued solely based on the passage of time	36	-	36	-
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,730,272	4,670,972	4,719,948	4,665,688
Adjustment for the diluted earnings per share :
Share based payment	110,144	-	107,755	-
Business acquisition	3,419	-	5,752	-
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,843,835	4,670,972	4,833,455	4,665,688
Earnings (loss) per share – basic (US$)	0.0475	(0.0064)	0.0777	(0.0160)
Earnings (loss) per share – diluted (US$)	0.0464	(0.0064)	0.0758	(0.0160)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	769	309,679	29,524	309,679

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combinations conditions. The effects of the potential antidilutive instruments were calculated using the treasury stock method and they are included in the total weighted average of ordinary outstanding shares for diluted EPS if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares, for the periods presenting negative results, correspond to the total number of shares that could be converted into ordinary shares.

10. SHARE-BASED PAYMENTS

Share settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company, the Awards issued in 2021 were canceled at the end of 2022. RSUs incentive was implemented in 2020 and is the main incentive since then.

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

	Six-month period ended
SOPs	06/30/2023	WAEP (US$)	06/30/2022	WAEP (US$)

Outstanding on January 1	101,276,327	0.72	143,889,439	0.50
Exercised during the period	(28,359,725)	0.16	(31,617,827)	0.10
Forfeited during the period	(1,505,673)		(4,505,483)
Outstanding on June 30 2023 / June 30 2022	71,410,929	0.93	107,766,129	0.69
Exercisable on June 30 2023 / June 30 2022	59,490,297	0.80	79,186,733	0.48

	Six-month period ended
RSUs	06/30/2023	WAGDFV (US$)	06/30/2022	WAGDFV (US$)

Outstanding on January 1	72,401,895	5.46	80,924,937	4.82
Granted during the period	31,919,306	4.58	20,608,194	6.03
Vested during the period	(14,291,816)	4.40	(10,486,188)	3.41
Forfeited during the period	(9,146,169)		(5,472,887)
Outstanding on June 30 2023 / June 30 2022	80,883,216	5.31	85,574,056	5.29

The following tables present the total amount of share-based compensation expense for the three and six-month periods ended June 30, 2023 and 2022, and the provision for taxes as of June 30, 2023 and December 31, 2022.

	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

SOP and RSU expenses and related corporate and social security taxes expenses	52,417	15,922	105,206	59,677
RSUs and SOPs grant - business combination	29,621	4,612	37,081	16,223
Awards expenses and related taxes	4,961	39,252	9,892	61,603
Fair value adjustment - hedge of corporate and social security taxes (note 19)	(20,412)	1,290	(26,087)	1,290
Total share-based compensation expenses (note 8)	66,587	61,076	126,092	138,793

Equity Share-based compensation, net of shares withheld for employee taxes	43,253	50,591	94,015	107,296

	06/30/2023	12/31/2022
Liability provision for taxes presented as salaries, allowances and social security contributions	63,702	32,554

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

11. CASH AND CASH EQUIVALENTS

	06/30/2023	12/31/2022

Reverse repurchase agreement in foreign currency	431,476	59,519
Short-term investments	510,087	153,743
Voluntary deposits at central banks	3,816,410	2,451,150
Bank balances	1,417,072	1,506,727
Other cash and cash equivalents	4	1,177
Total	6,175,049	4,172,316

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of June 30, 2023 and December 31, 2022, was 99% of the Brazilian CDI rate, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Voluntary deposits at central banks are deposits made by the subsidiary Nu Financeira at the Brazilian Central Bank, the average rate of remuneration as of June 30, 2023 and December 31, 2022, was 100% of the Brazilian CDI rate, with daily maturity.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	06/30/2023					12/31/2022
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	188	188	-	188	-	163
Total government bonds	188	188	-	188	-	163

Corporate bonds and other instruments
Bill of credit (LC)	1	1	-	1	-	138
Certificate of bank deposits (CDB)	1,573	1,571	-	928	643	3,712
Real estate and agribusiness letter of credit	128	127	-	43	84	1,197
Corporate bonds and debentures	53,501	55,654	-	-	55,654	46,680
Equity instrument (i)	12,568	22,249	22,249	-	-	22,082
Investment funds	26,279	26,279	26,279	-	-	-
Time deposit	50,192	50,063	-	50,063	-	905
Real estate and agribusiness certificate of receivables	113	101	-	-	101	16,976
Total corporate bonds and other instruments	144,355	156,045	48,528	51,035	56,482	91,690
Total financial instruments at FVTPL	144,543	156,233	48,528	51,223	56,482	91,853

	06/30/2023		12/31/2022
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	370,376	77,397	334,783	63,401
U.S. Dollars	56,577	56,577	6,370	6,370
Others	6,783,719	22,259	1,826,954	22,082
Total		156,233		91,853

(i) Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of June 30, 2023, the total fair value of these investments corresponded to US$22,249 (US$22,082 on December 31, 2022), classified as level 3 in the fair value hierarchy, as described in note 28.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

b) Financial instruments at fair value to other comprehensive income ("FVTOCI")

	06/30/2023					12/31/2022
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	5,973,511	5,985,047	-	1,832,611	4,152,436	8,222,115
United States of America	160,201	157,199	-	-	157,199	171,184
Mexico	1,509	1,392	-	-	1,392	1,382
Total government bonds	6,135,221	6,143,638	-	1,832,611	4,311,027	8,394,681

Corporate bonds and other instruments
Corporate bonds and debentures	1,014,478	995,027	-	124,340	870,687	788,948
Investment funds	107,685	107,685	6,193	-	101,492	302,779
Time deposit	210,868	212,004	-	140,021	71,983	445,531
Real estate and agribusiness certificate of receivables	21,442	21,443	-	-	21,443	15,199
Total corporate bonds and other instruments	1,354,473	1,336,159	6,193	264,361	1,065,605	1,552,457
Total financial instruments at FVTOCI	7,489,694	7,479,797	6,193	2,096,972	5,376,632	9,947,138

	06/30/2023		12/31/2022
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	30,522,966	6,378,352	45,527,868	8,622,049
U.S. Dollars	1,100,053	1,100,053	1,323,707	1,323,707
Others	23,838	1,392	26,949	1,382
Total		7,479,797		9,947,138

(i) Includes US$1,734,114 (US$2,252,464 on December 31, 2022) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$144,748 (US$160,485 on December 31, 2022). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 28.

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

13. CREDIT CARD RECEIVABLES

Composition of receivables

	06/30/2023	12/31/2022

Receivables - current (i)	5,149,092	4,236,235
Receivables - installments (i)	5,881,659	4,259,979
Receivables - revolving (ii)	1,005,367	770,011
Total receivables	12,036,118	9,266,225
Fair value adjustment - portfolio hedge (note 19)	10	(51)
Total	12,036,128	9,266,174

Credit card ECL allowance
Presented as deduction of receivables	(1,648,415)	(1,033,102)
Presented as "Other liabilities" (note 26)	(25,856)	(17,566)
Total credit card ECL allowance	(1,674,271)	(1,050,668)
Receivables, net	10,361,857	8,215,506
Total receivables presented as assets	10,387,713	8,233,072

(i) "Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers in a single installment and due on the next credit card billing date. Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by our clients in up to 12, 24 and 36 monthly installments in Brazil, Mexico and Colombia, respectively. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. Brazil makes the corresponding payments to the credit card network (see note 22) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

a) Breakdown by maturity

	06/30/2023		12/31/2022
	Amount	%	Amount	%
Receivables not overdue due in:
<= 30 days	5,211,928	43.4%	4,036,414	43.5%
30 < 60 days	2,047,757	17.0%	1,604,056	17.3%
> 60 days	3,543,654	29.4%	2,823,966	30.5%
Total receivables not overdue	10,803,339	89.8%	8,464,436	91.3%

Receivables overdue by:
<= 30 days	361,570	3.0%	237,531	2.6%
30 < 60 days	137,978	1.1%	91,604	1.0%
60 < 90 days	117,026	1.0%	74,917	0.8%
> 90 days	616,205	5.1%	397,737	4.3%
Total receivables overdue	1,232,779	10.2%	801,789	8.7%
Total	12,036,118	100.0%	9,266,225	100.0%

Overdue installments consist mainly of revolving balances, and not overdue installments which consist mainly of current receivables and future bill installments ("parcelado").

b) Credit loss allowance - by stages

As of June 30, 2023, the credit card ECL allowance totaled US$1,674,271 (US$1,050,668 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified through stages, where: (i) stage 1 include all receivables not classified in stages 2 and 3; (ii) stage 2 is primarily related to all receivables more than 30 (thirty), but less than 90 (ninety), days in arrears, or with an increase in client's behavior risk score compared to the time of the origination; and (iii) stage 3 when receivables are more than 90 (ninety) days in arrears, or there are indications that the financial asset will not be fully paid without a collateral or financial guarantee.

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of June 30, 2023 and December 31, 2022. The proportion of stage 3 exposures increased to 7.7% on June 30, 2023 from 6.5% on December 31, 2022. The stage 3 movement is primarily due to credit expansions done in the past which are maturing in the portfolio, as well as increases in early delinquency observed in the previous quarters.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	9,867,386	81.9%	485,957	29.0%	4.9%

Stage 2	1,246,107	10.4%	385,066	23.0%	30.9%
Absolute Trigger (Days Late)	319,913	25.7%	226,045	58.7%	70.7%
Relative Trigger (PD deterioration)	926,194	74.3%	159,021	41.3%	17.2%

Stage 3	922,625	7.7%	803,248	48.0%	87.1%
Total	12,036,118	100.0%	1,674,271	100.0%	13.9%

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	7,750,270	83.6%	322,970	30.7%	4.2%

Stage 2	917,178	9.9%	254,181	24.2%	27.7%
Absolute Trigger (Days Late)	215,209	23.5%	140,167	55.1%	65.1%
Relative Trigger (PD deterioration)	701,969	76.5%	114,014	44.9%	16.2%

Stage 3	598,777	6.5%	473,517	45.1%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

c) Credit loss allowance - by credit quality vs. stages

	06/30/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	7,612,446	63.2%	164,107	9.8%	2.2%
Stage 1	7,591,468	99.7%	163,729	99.8%	2.2%
Stage 2	20,978	0.3%	378	0.2%	1.8%

Satisfactory (5% <= PD <= 20%)	1,995,058	16.6%	176,029	10.4%	8.8%
Stage 1	1,656,594	83.0%	147,300	83.7%	8.9%
Stage 2	338,464	17.0%	28,729	16.3%	8.5%

Higher Risk (PD > 20%)	2,428,614	20.2%	1,334,135	79.8%	54.9%
Stage 1	619,324	25.5%	174,928	13.1%	28.2%
Stage 2	886,665	36.5%	355,959	26.7%	40.1%
Stage 3	922,625	38.0%	803,248	60.2%	87.1%
Total	12,036,118	100.0%	1,674,271	100.0%	13.9%

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,097,909	65.8%	113,780	10.8%	1.9%
Stage 1	6,081,551	99.7%	113,525	99.8%	1.9%
Stage 2	16,358	0.3%	255	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	1,477,414	15.9%	118,825	11.2%	8.0%
Stage 1	1,227,610	83.1%	100,190	84.3%	8.2%
Stage 2	249,804	16.9%	18,635	15.7%	7.5%

Higher Risk (PD > 20%)	1,690,902	18.3%	818,063	78.0%	48.4%
Stage 1	441,109	26.1%	109,255	13.4%	24.8%
Stage 2	651,016	38.5%	235,291	28.8%	36.1%
Stage 3	598,777	35.4%	473,517	57.9%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

When compared to December 31, 2022, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained below in item d) Credit loss allowance - changes. There is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, but primarily stage 1.

Defaulted assets at stage 3 are classified as higher risk. There is also a large proportion of stage 2 exposures classified as higher risk. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	06/30/2023
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(39,463)	39,463	-	-
Transfers from Stage 2 to Stage 1	43,187	(43,187)	-	-
Transfers to Stage 3	(36,038)	(159,499)	195,537	-
Transfers from Stage 3	10,781	5,390	(16,171)	-
Write-offs	-	-	(385,835)	(385,835)
Net increase of loss allowance (note 7)	140,953	254,961	470,345	866,259
New originations (a)	52,501	4,055	1,112	57,668
Changes in exposure of preexisting accounts (b)	117,702	2,912	(27)	120,587
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(85,275)	211,100	461,952	587,777
Changes to models used in calculation (c)	56,025	36,894	7,308	100,227
Effect of changes in exchange rates (OCI)	43,567	33,757	65,855	143,179
Credit loss allowance at end of the period	485,957	385,066	803,248	1,674,271
29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(18,388)	18,388	-	-
Transfers from Stage 2 to Stage 1	25,161	(25,161)	-	-
Transfers to Stage 3	(11,112)	(68,384)	79,496	-
Transfers from Stage 3	1,069	569	(1,638)	-
Write-offs	-	-	(100,089)	(100,089)
Net increase of loss allowance (note 7)	82,709	166,535	143,436	392,680
New originations (a)	72,306	5,156	1,571	79,033
Changes in exposure of preexisting accounts (b)	84,647	2,025	137	86,809
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(74,244)	159,354	141,728	226,838
Changes to models used in calculation (c)	-	-	-	-
Effect of changes in exchange rates (OCI)	4,936	4,737	4,404	14,077
Credit loss allowance at end of the period	211,733	223,076	262,538	697,347

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Relates to methodology changes that occurred during the period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2023
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(550,362)	550,362	-	-
Transfers from Stage 2 to Stage 1	244,336	(244,336)	-	-
Transfers to Stage 3	(232,938)	(314,098)	547,036	-
Transfers from Stage 3	14,138	7,160	(21,298)	-
Write-offs	-	-	(385,835)	(385,835)
Net change of gross carrying amount	1,737,480	218,509	104,268	2,060,257
Effect of changes in exchange rates (OCI)	904,462	111,332	79,677	1,095,471
Gross carrying amount at end of the period	9,867,386	1,246,107	922,625	12,036,118

	06/30/2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(321,566)	321,566	-	-
Transfers from Stage 2 to Stage 1	132,966	(132,966)	-	-
Transfers to Stage 3	(77,329)	(151,583)	228,912	-
Transfers from Stage 3	1,356	754	(2,110)	-
Write-offs	-	-	(100,089)	(100,089)
Net change of gross carrying amount	1,613,610	206,278	29,239	1,849,127
Effect of changes in exchange rates (OCI)	227,163	18,607	6,240	252,010
Gross carrying amount at end of the period	6,101,889	702,761	358,551	7,163,201

14. LOANS TO CUSTOMERS

	06/30/2023	12/31/2022
Lending to individuals	2,791,818	1,976,499
Loan ECL allowance	(358,601)	(300,223)
Total receivables	2,433,217	1,676,276
Fair value adjustment - portfolio hedge (note 19)	(8)	(2,836)
Total	2,433,209	1,673,440

a) Breakdown by maturity

The following table shows loans to customers by maturity on June 30, 2023, and December 31 2022, considering each installment individually.

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2023		12/31/2022
	Amount	%	Amount	%
Installments not overdue due in:
Less than 1 year	2,418,569	86.6%	1,697,288	85.9%
Between 1 and 5 years	260,755	9.3%	198,533	10.0%
Total not overdue installments	2,679,324	95.9%	1,895,821	95.9%

Installments overdue by:
<= 30 days	42,564	1.5%	30,509	1.5%
30 < 60 days	24,474	0.9%	18,191	1.0%
60 < 90 days	15,376	0.6%	13,315	0.7%
> 90 days	30,080	1.1%	18,663	0.9%
Total overdue installments	112,494	4.1%	80,678	4.1%
Total	2,791,818	100.0%	1,976,499	100.0%

b) Credit loss allowance - by stages

As of June 30, 2023, the loans to customers ECL allowance totaled US$358,601 (US$300,223 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified through stages. The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2022.

The majority of the Group's loans to customers’ portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of June 30, 2023 and December 31, 2022. The proportion of stage 1 exposures remained stable, at 76.4% on June 30, 2023 compared to 77.0% on December 31, 2022. The stage 1 coverage ratio movement is primarily due to the growth of the portfolio due to origination into lower risk segments.

	06/30/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	2,131,969	76.4%	80,338	22.4%	3.8%

Stage 2	512,046	18.3%	176,052	49.1%	34.4%
Absolute Trigger (Days Late)	99,358	19.4%	82,826	47.0%	83.4%
Relative Trigger (PD deterioration)	412,688	80.6%	93,226	53.0%	22.6%

Stage 3	147,803	5.3%	102,211	28.5%	69.1%
Total	2,791,818	100.0%	358,601	100.0%	12.8%
32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,521,040	77.0%	76,454	25.5%	5.0%

Stage 2	351,166	17.8%	148,233	49.3%	42.2%
Absolute Trigger (Days Late)	87,841	25.0%	75,612	51.0%	86.1%
Relative Trigger (PD deterioration)	263,325	75.0%	72,621	49.0%	27.6%

Stage 3	104,293	5.2%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

c) Credit loss allowance - by credit quality vs stages

	06/30/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,332,891	47.8%	14,196	3.9%	1.1%
Stage 1	1,305,984	98.0%	13,697	96.5%	1.0%
Stage 2	26,907	2.0%	499	3.5%	1.9%

Satisfactory (5% <= PD <= 20%)	857,923	30.7%	49,709	13.9%	5.8%
Stage 1	731,642	85.3%	40,592	81.7%	5.5%
Stage 2	126,281	14.7%	9,117	18.3%	7.2%

Higher Risk (PD > 20%)	601,004	21.5%	294,696	82.2%	49.0%
Stage 1	94,343	15.7%	26,049	7.3%	27.6%
Stage 2	358,858	59.7%	166,436	46.4%	46.4%
Stage 3	147,803	24.6%	102,211	28.5%	69.1%
Total	2,791,818	100.0%	358,601	100.0%	12.8%
33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	832,448	42.1%	9,344	3.1%	1.1%
Stage 1	819,605	98.5%	9,093	97.3%	1.1%
Stage 2	12,843	1.5%	251	2.7%	2.0%

Satisfactory (5% <= PD <= 20%)	642,099	32.5%	40,852	13.6%	6.4%
Stage 1	583,925	90.9%	36,228	88.7%	6.2%
Stage 2	58,174	9.1%	4,624	11.3%	7.9%

Higher Risk (PD > 20%)	501,952	25.4%	250,027	83.3%	49.8%
Stage 1	117,510	23.4%	31,133	10.4%	26.5%
Stage 2	280,149	55.8%	143,358	47.8%	51.2%
Stage 3	104,293	20.8%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

Most of the credit quality of this portfolio is classified as strong, followed by satisfactory and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1. As of June 30, 2023, the total gross carrying amount of the portfolio increased by 41.3%, or US$815,319, in comparison to December 31, 2022.

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments. The explanation of each stage and the basis for determining transfers due to changes in credit risk is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2022.

	06/30/2023
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(18,120)	18,120	-	-
Transfers from Stage 2 to Stage 1	14,915	(14,915)	-	-
Transfers to Stage 3	(12,889)	(104,086)	116,975	-
Transfers from Stage 3	2,315	3,628	(5,943)	-
Write-offs	-	-	(214,477)	(214,477)
Net increase of loss allowance (note 7)	10,042	109,173	121,326	240,541
New originations (a)	230,835	37,739	2,926	271,500
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(219,177)	74,567	119,936	(24,674)
Changes to models used in calculation (b)	(1,616)	(3,133)	(1,536)	(6,285)
Effect of changes in exchange rates (OCI)	7,621	15,899	8,794	32,314
Credit loss allowance at end of the period	80,338	176,052	102,211	358,601
34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(16,151)	16,151	-	-
Transfers from Stage 2 to Stage 1	6,410	(6,410)	-	-
Transfers to Stage 3	(9,810)	(54,785)	64,595	-
Transfers from Stage 3	123	1,024	(1,147)	-
Write-offs	-	-	(169,452)	(169,452)
Net increase of loss allowance (note 7)	16,567	111,484	104,454	232,505
New originations (a)	159,362	26,684	2,792	188,838
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(142,795)	84,800	101,662	43,667
Changes to models used in calculation (b)	-	-	-	-
Effect of changes in exchange rates (OCI)	4,246	2,037	3,405	9,688
Credit loss allowance at end of the period	70,311	142,436	57,530	270,277

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Relates to methodology changes that occurred during the period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	06/30/2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(198,062)	198,062	-	-
Transfers from Stage 2 to Stage 1	78,114	(78,114)	-	-
Transfers to Stage 3	(69,678)	(156,386)	226,064	-
Transfers from Stage 3	2,508	3,970	(6,478)	-
Write-offs	-	-	(214,477)	(214,477)
Net increase of gross carrying amount	615,278	150,041	25,778	791,097
Effect of changes in exchange rates (OCI)	182,769	43,307	12,623	238,699
Gross carrying amount at end of the period	2,131,969	512,046	147,803	2,791,818
35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(175,185)	175,185	-	-
Transfers from Stage 2 to Stage 1	42,861	(42,861)	-	-
Transfers to Stage 3	(66,348)	(91,432)	157,780	-
Transfers from Stage 3	140	1,165	(1,305)	-
Write-offs	-	-	(169,452)	(169,452)
Net increase of gross carrying amount	504,392	128,306	29,355	662,053
Effect of changes in exchange rates (OCI)	58,029	6,283	3,248	67,560
Gross carrying amount at end of the period	1,493,411	376,686	82,414	1,952,511

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	06/30/2023	12/31/2022

Compulsory deposits	2,486,301	2,026,516
Reserve at BACEN	340,578	751,503
Total	2,826,879	2,778,019

Compulsory deposits are required by BACEN based on the amount of RDB held by Nu Financeira.

Reserve at BACEN relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations (PIX), and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin.

16. OTHER RECEIVABLES

	06/30/2023	12/31/2022

Other receivables	1,349,226	522,734
ECL Allowance - Other receivables	(2,666)	(1,064)
Total	1,346,560	521,670

Other receivables in the amount of US$1,349,226 (US$522,734 as of December 31, 2022), with an ECL allowance of US$2,666 (US$1,064 as of December 31, 2022), are related to the acquisition of credit card receivables from acquirers at fair value. As of June 30, 2023 and December 31, 2022, the total amount of the Group's exposure was classified as stage 1 Strong (PD <5%) and there was no transfer between stages for the six-month period ended June 30, 2023 and 2022.

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

17. OTHER ASSETS

	06/30/2023	12/31/2022

Deferred expenses (i)	198,621	157,439
Taxes recoverable	253,799	245,967
Advances to suppliers and employees (ii)	129,400	22,662
Prepaid expenses	73,995	61,744
Judicial deposits (note 24)	3,288	18,864
Other assets	47,411	35,227
Total	706,514	541,903

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s useful life, adjusted for any cancellations.

(ii) As of June 30, 2023, it includes cash deposited with new partners that operate automated teller machines (ATMs). There were no transactions with these partners during 2022.

18. INTANGIBLES ASSETS AND GOODWILL

a)	Composition of intangible assets and goodwill

	06/30/2023			12/31/2022
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value
Intangibles related to acquisitions	107,181	(33,871)	73,310	107,179	(24,802)	82,377
Other Intangibles	211,000	(29,932)	181,068	118,952	(19,165)	99,787
Total	318,181	(63,803)	254,378	226,131	(43,967)	182,164

	06/30/2023	12/31/2022
	Goodwill
Easynvest's acquisition	381,201	381,125
Cognitect's acquisition	831	831
Spin Pay's acquisition	5,060	5,060
Olivia's acquisition	10,381	10,381
Total	397,473	397,397
37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

b)	Changes on intangible assets and goodwill
	06/30/2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,397	82,379	99,785	182,164
Additions/ (reductions)		-	92,050	92,050
Amortization	-	(9,069)	(10,767)	(19,836)
Exchange rate variation	76	-	-	-
Balance at end of the period	397,473	73,310	181,068	254,378

	06/30/2022
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the period	401,872	57,998	14,339	72,337
Additions/ (reductions)	7,654	40,937	46,599	87,536
Amortization	-	(8,691)	(3,750)	(12,441)
Exchange rate variation	78	-	-	-
Balance at end of the period	409,604	90,244	57,188	147,432

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Futures	752,349	37	278
Foreign currency exchange rate contracts - Futures	162,484	107	2,372
Interest rate contracts - Swaps	11,096	147	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	200,100	2,089	35,280
Warrants (i)	100,000	6,188	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts - Futures	225,207	196	3,509
Equity - Total Return Swap (TRS)	106,402	17,459	-

Designated as portfolio hedge
DI - Future - notes 13 and 14	650,787	-	276
Total	2,208,425	26,223	41,715

	12/31/2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Futures	792,559	27	105
Foreign currency exchange rate contracts - Futures	111,634	917	51
Interest rate contracts - Swaps	10,056	50	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	113,682	11,228	24
Warrants (i)	100,000	27,908	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts - Futures	129,459	1,209	182
Equity - Total Return Swap (TRS)	89,726	145	9,017

Designated as portfolio hedge
DI - Future - notes 13 and 14	1,551,521	1	46
Total	2,898,637	41,485	9,425

Futures contracts are traded on the B3, having B3 as the counterparty. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled on a daily basis and are traded over the counter with financial institutions as counterparties.

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Nu Holdings entered into non-deliverable forward contracts to hedge intercompany loans with Nu Colombia in U.S. Dollars with a settlement in December 2023.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

(i) Warrants

In September 2021, Nu entered into an agreement with Creditas Financial Solutions Ltd. (and/or its affiliates in Latin America, or together, “Creditas”) through which Nu will distribute certain financial products offered by Creditas to its customers in Latin America. These include affordable retail collateralized loans, such as home and auto equity loans, auto financing, motorcycle financing and payroll loans.

The agreement also provided that Nu would invest in Creditas’ securitization vehicles, becoming the holder of the senior quotas of the fund. As of June 30, 2023 the Company had a total of US$78,229 (US$248,181 as of December 31, 2022) invested in Creditas’ securitization vehicles presented as FVTOCI.

In addition, Nu was granted warrants that provide the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully diluted basis, under a pre-agreed valuation, proportional to fifty percent of the amount invested in the securitization vehicles and products distributed. The notional amount of the warrants is US$100,000 and is presented in the table above. Nu can exercise the warrants at any time, but the expiration date is 2 years after the issuance date.

As of June 30, 2023, the warrants' fair value was US$6,188 (US$27,908 as of December 31, 2022) calculated using a Black Scholes model, classified as level 3 on the fair value hierarchy, as shown in note 28. The Company recognized a fair value loss of US$21,710 during the six-month period ended June 30, 2023. The reduction in the warrant’s fair value resulted from updates in the assumptions used in the related option pricing model, including the reduction in the remaining exercise period of the warrants, which expire in September 2023.

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	06/30/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Futures	620,323	67,775	5,234	693,332
Foreign currency exchange rate contracts - Futures	387,691	-	-	387,691
Interest rate contracts - Swaps	-	-	11,096	11,096
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	190,100	-	190,100
Warrants	-	100,000	-	100,000
Total assets	1,008,014	357,875	16,330	1,382,219

Liabilities
Equity - Total Return Swap (TRS)	9,564	26,382	70,456	106,402
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	10,000	-	10,000
Interest rate contracts - Futures	-	-	59,017	59,017
DI - Future - notes 13 and 14	304,773	147,679	198,335	650,787
Total liabilities	314,337	184,061	327,808	826,206
Total	1,322,351	541,936	344,138	2,208,425

	12/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Futures	332,497	73,286	348	406,131
Foreign currency exchange rate contracts - Futures	241,093	-	-	241,093
Interest rate contracts - Swaps	-	-	10,056	10,056
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	113,682	-	-	113,682
Warrants	-	100,000	-	100,000
Total assets	687,272	173,286	10,404	870,962

Liabilities
Equity - Total Return Swap (TRS)	-	89,726	-	89,726
Interest rate contracts - Futures	27,776	256,240	102,412	386,428
DI - Future - notes 13 and 14	590,015	858,278	103,228	1,551,521
Total liabilities	617,791	1,204,244	205,640	2,027,675
Total	1,305,063	1,377,530	216,044	2,898,637

The table below shows the breakdown by maturity of the fair value amounts:

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	6,112	11,347	17,459
Interest rate contracts - Swaps	-	147	147
Interest rate contracts - Futures	5	32	37
Foreign currency exchange rate contracts - Futures	303	-	303
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	2,089	-	2,089
Warrants	6,188	-	6,188
Total assets	14,697	11,526	26,223

Liabilities
Interest rate contracts - Futures	4	274	278
Foreign currency exchange rate contracts - Futures	5,881	-	5,881
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	35,280	-	35,280
DI - Future - notes 13 and 14	76	200	276
Total liabilities	41,241	474	41,715

	12/31/2022
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	145	-	145
Interest rate contracts - Swaps	-	50	50
Interest rate contracts - Futures	27	-	27
Foreign currency exchange rate contracts - Futures	2,126	-	2,126
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	11,228	-	11,228
Warrants	27,908	-	27,908
Interest rate contracts - Future - portfolio hedge	1	-	1
Total assets	41,435	50	41,485

Liabilities
Equity - Total Return Swap (TRS)	9,017	-	9,017
Interest rate contracts - Futures	17	88	105
Foreign currency exchange rate contracts - Futures	233	-	233
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	24	-	24
DI - Future - notes 13 and 14	46	-	46
Total liabilities	9,337	88	9,425
42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Analysis of derivatives designated as hedges

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions, and are exchange-traded and fair value movements are settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	Six-month period ended
	06/30/2023	06/30/2022

Balance at beginning of the period	(2,610)	1,487
Fair value change recognized in OCI during the period	(24,336)	(12,737)

Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	10,664	4,585
to "Customer support and operation"	8,642	2,287
to "General and administrative expenses"	2,667	2,470
Effect of changes in exchange rates (OCI)	(645)	(172)

Deferred income taxes	5,382	3,268

Balance at end of the period	(10,900)	(3,397)

The future transactions that are the object of the hedge are:

	06/30/2023			12/31/2022
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	55,535	169,445	224,980	129,459
Total	55,535	169,445	224,980	129,459
43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customer loan and refinancing of credit cards receivables at fixed interest rates, in its banking book which are exposed to interest rate risk. To hedge this risk, the Group entered into DI futures contracts, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items.

The Group’s overall hedging strategy is to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the DI future contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new DI future contracts will be assessed, to counterbalance the hedged item’s fair value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

The effectiveness test for the hedge is done on a prospective and retrospective basis. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument fair value . For the retrospective test, the fair value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%. As of June 30, 2023 the effectiveness ratio for the hedges of the credit card and loan portfolios were 100% and 99%, respectively.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Changes in fair value

	06/30/2023
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	16,976	10	-	(13)
Interest rate contracts - Future - portfolio hedge - loan	464,511	(8)	-	(334)
Total	481,487	2	-	(347)

c) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

	Six-month period ended
	06/30/2023	06/30/2022

Balance at beginning of the period	(4,876)	-
Fair value change recognized in OCI during the period	40,021	(13,507)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period (i)	(26,087)	1,290

Balance at end of the period	9,058	(12,217)

(i) Presented as share-based compensation in general and administrative expenses.

Expected cash disbursement

	06/30/2023				12/31/2022
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	65,073	60,829	-	125,902	59,058
Total	65,073	60,829	-	125,902	59,058

20. INSTRUMENTS ELIGIBLE AS CAPITAL

	06/30/2023	12/31/2022
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	3,766	11,507
Total	3,766	11,507

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the six-month period ended June 30, 2023 and year ended December 31, 2022.

In June 2019, Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$68 were recorded in other comprehensive income (gains of US$3,329 in the six-month period ended June 30, 2022). All other fair value changes and interests in the amount of US$3,029 (US$9,480 in the six-month period ended June 30, 2022) were recognized as profit (loss).

	06/30/2023	06/30/2022
Balance at beginning of the period	11,507	12,056
Interest accrued, net of gain from repurchase	(2,999)	1,226
Fair value changes	795	8,254
Own credit transferred to OCI	68	(3,329)
Repurchase	(6,036)	-
Effect of changes in exchange rates (OCI)	431	347
Balance at end of the period	3,766	18,554

21. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	06/30/2023	12/31/2022

Bank receipt of deposits (RDB)	16,708,534	14,273,959
Deposits in electronic money	1,317,464	1,534,582
Bank certificate of deposit (CDB)	7,730	-
Total	18,033,728	15,808,541

In October 2017, Nu launched "Conta do Nubank" (at the time, referred to as "NuConta"). As a prepaid account, the amounts deposited by customers are classified as electronic money and must be fully allocated to government securities, in accordance with Brazilian regulatory requirements (see note 12b). Therefore, this type of deposit cannot be used for any other type of investment or as a financing source for credit operations.

In June 2019, Nu Financeira’s RDBs were included as an investment option inside "Conta do Nubank". Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, after the compulsory deposits requirements (see note 15), Nu is not required to invest the remaining resources from RDB deposits in government securities, the balance can be used as a financing source for lending and credit card operations.

The return from both electronic money and RDB deposits is 100% of the Brazilian CDI rate as of the initial date, if the balances are kept for more than 30 days. Nu also offers the "Money Boxes" option, in which RDBs generate daily yield as of the deposit date. All of those deposits have daily liquidity.

In September 2020, Nu Financeira launched a new investment option – a RDB with a defined future maturity date. These RDBs had maturities of up to 27 months and a weighted average interest rate of 104.5% as of June 30, 2023 (104% on December 31, 2022) of the Brazilian CDI rate.

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Currently, deposits in electronic money in Brazil include "Conta do Nubank" and also "Conta NuInvest" balances, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients, with the same characteristics described above. In Mexico, there is no requirement to invest "CuentaNu" deposits, as it is locally denominated, in specific assets. Therefore, they can be used as a financing source for the credit card operations, and the return is the Interbank Equilibrium Interest Rate "TIIE" -2.5%, as of June 30, 2023.

Breakdown by maturity

	06/30/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Deposits in electronic money	1,317,464	-	-	1,317,464
Bank receipt of deposits (RDB)	16,095,817	499,149	113,568	16,708,534
Bank certificate of deposit (CDB)	-	6,694	1,036	7,730
Total	17,413,281	505,843	114,604	18,033,728

	12/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Deposits in electronic money	1,534,582	-	-	1,534,582
Bank receipt of deposits (RDB)	13,864,513	296,292	113,154	14,273,959
Total	15,399,095	296,292	113,154	15,808,541

22. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	06/30/2023	12/31/2022

Payables to credit card network (i)	7,633,288	7,054,783
Payables to clearing houses	116,277	-
Total	7,749,565	7,054,783

(i) Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments (parcelado) have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Payables to credit card network	06/30/2023	12/31/2022

Up to 30 days	3,982,128	3,829,398
30 to 90 days	1,930,090	1,741,186
More than 90 days	1,721,070	1,484,199
Total	7,633,288	7,054,783

Collateral for credit card operations

As of June 30, 2023, the Group had US$313 (US$305 on December 31, 2022) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.39% per month in the six-month period ended June 30, 2023 (0.31% per month in the year ended December 31, 2022).

23. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

	06/30/2023	12/31/2022

Borrowings and financing	764,522	585,568
Total	764,522	585,568

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	06/30/2023
	Up to 3 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	39,243	97,868	137,111
Syndicated loan (ii)	3,407	600,930	604,337
Financial letter (iii)	-	23,074	23,074
Total borrowings and financings	42,650	721,872	764,522

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023
	12/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,100	32,632	82,462	118,194
Syndicated loan (ii)	103	2,494	464,777	467,374
Total borrowings and financings	3,203	35,126	547,239	585,568

(i) Corresponds to four term loan credit facilities obtained by Nu Servicios and reassigned to Nu Financiera, in Mexican pesos.

(ii) Corresponds to two syndicated credit facilities. The first, in which Nu’s subsidiaries in Colombia and Mexico are the borrowers and the Company is acting as guarantor, the total amount of the credit facility is US$650,000, of which US$625,000 is allocated to Nu Mexico and US$25,000 to Nu Colombia. The second, in which Nu Colombia SA has been granted a 3-year facility, the total amount corresponds to US$150,000 from IFC (International Finance Corporation), also guaranteed by the Company.

(iii) In June 2023, the Group issued financial letters in Brazilian reais in the amount equivalent to US$22,987 on the issuance dates.

The terms and conditions of the loans outstanding as of June 30, 2023, are as follows:

	06/30/2023
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount

Term loan credit facility	Mexico	MXN	TIIE 182 + 1.0% up to 1.45%	July 2023 up to November 2024	110,000
Syndicated loan	Mexico	MXN	TIIE 91 + 1.00%	April 2025	435,000
Syndicated loan	Colombia	COP	IBR (1) + 1.0% up to 3.59%	April 2025 up to January 2026	87,500
Financial letter	Brazil	BRL	CDI + 1.8%	April 2025 up to June 2025	22,987
(1)	IBR: Bank Reference Indicator (Indicador Bancario de Referencia).

Changes to borrowings and financings are as follows:

	06/30/2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the period	118,194	467,374	-	585,568
New borrowings	-	73,720	21,699	95,419
Payments – principal	-	(10,546)	-	(10,546)
Payments – interest	(5,154)	(30,939)	-	(36,093)
Interest accrued	7,534	33,946	82	41,562
Transaction costs	-	(868)	-	(868)
Effect of changes in exchange rates (OCI)	16,537	71,650	1,293	89,480
Balance at end of the period	137,111	604,337	23,074	764,522
49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the period	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	-	-	353,878	353,878
Payments – principal	(9,556)	(24,291)	(4,458)	-	(38,305)
Payments – interest	(1,910)	(3,884)	(568)	(1,760)	(8,122)
Interest accrued	43	3,894	158	2,564	6,659
Effect of changes in exchange rates (OCI)	1,023	2,620	139	1,017	4,799
Balance at end of the period	-	115,182	-	355,699	470,881

Covenants

The credit facilities and syndicated loans above-mentioned have associated restrictive clauses (covenants) which establish the maintenance of minimum financial indicators resulting from capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The non-compliance with financial covenants is considered as an event of default and may lead to debt acceleration. There are also cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

The Company is guarantor to the above-mentioned borrowings from Colombia and Mexico. Nu Pagamentos is also a guarantor to certain term loan credit facilities.

24. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	06/30/2023	12/31/2022

Tax risks	-	15,747
Civil risks	4,522	2,096
Labor risks	131	104
Total	4,653	17,947

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow, if any, for civil and labor risk.

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

a) Provision

A provision in the amount of US$15,747 on December 31, 2022 referred to a potential legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group had a judicial deposit related to this claim, and in June 2019, Nu withdrew the lawsuit. The release of the judicial deposits in favor of the Brazilian Tax Authorities occurred in May 2023, representing final settlement of the matter with the consequent use of the provisioned amount.

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$4,522 (US$2,096 on December 31, 2022) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	06/30/2023			06/30/2022
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the period	15,747	2,096	104	17,081	980	21
Additions	-	6,170	135	-	980	11
Payments / Reversals	(16,402)	(4,085)	(119)	(2,382)	(553)	(14)
Effect of changes in exchange rates (OCI)	655	341	11	1,119	43	2
Balance at end of the period	-	4,522	131	15,818	1,450	20

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$11,222 and US$2,894, respectively (US$7,128 and US$1,814 on December 31, 2022). Based on management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of June 30, 2023, and December 31, 2022.

As of June 30, 2023, the total amount of judicial deposits shown as “Other assets” (note 17) is US$3,288 (US$18,864 on December 31, 2022) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Invest, prior to the acquisition, due to a tax proceeding related to withholding taxes inappropriately deducted from amounts paid to employees.

25. DEFERRED INCOME

	06/30/2023	12/31/2022
Deferred revenue from rewards program	50,305	34,546
Deferred annual fee from reward program	3,118	3,283
Other deferred income	1,459	3,859
Total	54,882	41,688
51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Deferred revenue from rewards programs is related to the Group's reward program for its credit card customers, called "Rewards". The program consists of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.21 as of June 30, 2023 US$0.19 as of December 31, 2022) equal to 1 point and cashbacks. The points do not expire, and there is no limit on the number of Rewards an eligible card member can earn. Deferred annual fees from the reward program comprise amounts related to the rewards fees which are paid annually by customers until they are earned.

The redemption of the points occurs when the customers use them in various purchase categories, such as air tickets, hotels, transportation services, and music.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends, current enrollee redemption behavior, among others. The estimated financial value is recorded in the profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed.

26. OTHER LIABILITIES

	06/30/2023	12/31/2022

Clients transfers - PIX (i)	-	305,508
Sundry creditors	113,822	122,767
Payment transactions - other	141,025	80,798
Credit card ECL allowance (note 13)	25,856	17,566
Intermediation of securities	2,484	28,340
Insurances	12,899	5,182
Other liabilities	53,187	75,839
Total	349,273	636,000

(i) Clients transfers - PIX corresponds to unsettled PIX transactions on non-business days.

27. RELATED PARTIES

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in the unaudited interim condensed consolidated financial statements.

In 2023, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit (loss).

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

a) Transactions with other related parties

	06/30/2023	12/31/2022
	Assets/ (Liabilities)

Others	-	316

	06/30/2023	12/31/2022
	Revenues (expenses)

Others	-	(1,112)

As of June 30, 2023 the Company did not have any transaction with other related parties. On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de Eventos Ltda., owned by a former member of the Company’s Board of Directors ("Board"). This director has not been a member of the Board since September 2022, when the Company ceased recognizing Rodamoinho as a related party. In addition, the Group did not make payments for Reprograma, a philanthropic project managed by a family member of the Company’s controlling shareholder, in the six-month period ended June 30, 2023.

28. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of June 30, 2023 and December 31, 2022 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of June 30, 2023, and December 31, 2022. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets, deposits in electronic money, RDB, and borrowings and financing, because their carrying amounts are a reasonable approximation of fair value.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	06/30/2023			12/31/2022
	Carrying amount	Fair value - Level 2	Fair value - Level 3	Carrying amount	Fair value - Level 2	Fair value - Level 3
Assets
Compulsory and other deposits at central banks	2,826,879			2,778,019
Credit card receivables (i)	10,387,703	-	10,650,948	8,233,123	-	8,204,077
Loans to customers (i)	2,433,217	-	2,384,504	1,676,276	-	1,920,518
Other receivables	1,346,560	-	1,348,817	521,670	-	522,359
Other financial assets	141,099			478,283
Total	17,135,458	-	14,384,269	13,687,371	-	10,646,954

Liabilities
Deposits in electronic money	1,317,464			1,534,582
Bank receipt of deposits (RDB)	16,708,534			14,273,959
Bank certificate of deposit (CDB)	7,730	7,740	-	-
Payables to network	7,749,565	7,275,570	-	7,054,783	6,399,704	-
Borrowings and financing	764,522			585,568
Total	26,547,815	7,283,310	-	23,448,892	6,399,704	-
(i)	It excludes the fair value adjustment from the hedge accounting.

The book value from credit card receivables and loans to customers includes the amounts that are the hedge items of the portfolio hedge, described in note 19. The credit risk components for both receivables are not part of the hedge strategy.

Borrowings and financing fair value is equal to the book value given that any prepayment shall be equal to the total outstanding amount. The fair value of floating rate demand deposits are assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and a credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Other receivables: Fair value is calculated by discounting future cash flows by a risk free interest rate and a credit spread.

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of June 30, 2023, and December 31, 2022, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	06/30/2023
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	5,985,235	-	-	5,985,235
United States	157,199	-	-	157,199
Mexico	1,392	-	-	1,392

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,571	-	1,571
Investment funds	-	133,964	-	133,964
Time deposit	-	262,067	-	262,067
Bill of credit (LC)	-	1	-	1
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	102	21,442	-	21,544
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	127	-	127
Corporate bonds and debentures	848,569	202,112	-	1,050,681
Equity instrument	-	-	22,249	22,249
Derivative financial instruments	340	19,695	6,188	26,223
Collateral for credit card operations	-	313	-	313

Liabilities
Derivative financial instruments	6,435	35,280	-	41,715
Instruments eligible as capital	-	3,766	-	3,766
Repurchase agreements	-	144,922	-	144,922
55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

	12/31/2022
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	8,222,278	-	-	8,222,278
United States	171,184	-	-	171,184
Mexico	1,382	-	-	1,382

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,712	-	3,712
Investment funds	-	302,779	-	302,779
Time deposit	-	446,436	-	446,436
Bill of credit (LC)	-	138	-	138
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	2	32,173	-	32,175
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	1,197	-	1,197
Corporate bonds and debentures	676,953	158,675	-	835,628
Equity instrument	-	-	22,082	22,082
Derivative financial instruments	2,154	11,423	27,908	41,485
Collateral for credit card operations	-	305	-	305

Liabilities
Derivative financial instruments	384	9,041	-	9,425
Instruments eligible as capital	-	11,507	-	11,507
Repurchase agreements	-	197,242	-	197,242

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all the government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the 'Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais' ("Anbima"). For US and Mexico bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, the valuation of which is based on observable data, such as interest rates and interest rate curves are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 10. The options related to the warrant from Creditas Partnership are fair valued using a Black-Scholes model and are classified as level 3.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option).

Repurchase agreements: The fair value is the transaction value itself given that repurchase agreement is a collateralized short-term one day agreement.

c) Transfers between levels of the fair value hierarchy

For the six-month period ended June 30, 2023 and year ended December 31, 2022, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

29. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three and six-month periods ended June 30, 2023 and 2022:

	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Profit (loss) before income tax	323,977	(24,612)	567,606	(92,263)
Tax rate (i)	40%	40%	40%	40%
Income tax	(129,590)	9,845	(227,042)	36,905

Permanent additions/exclusions
Share-based payments	6,312	9,922	(205)	(985)
Operational losses and others	(378)	(2,777)	(4,190)	(4,978)
Foreign exchange variation on investments abroad	(1,694)	(3,974)	83	-
Effect of different tax rates - subsidiaries and parent company	18,731	(17,764)	22,113	(12,792)
Other non-deductible expenses	7,508	(490)	8,252	(741)
Income tax	(99,111)	(5,238)	(200,989)	17,409

Current tax expense	(263,071)	(96,249)	(468,935)	(195,301)
Deferred tax benefit	163,960	91,011	267,946	212,710
Income tax in the statement of profit or loss	(99,111)	(5,238)	(200,989)	17,409
Deferred tax recognized in OCI	1,378	(1,849)	4,589	221

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of June 30, 2023 and 2022, and the changes for the periods then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

		Reflected in the statement of profit or loss
	12/31/2022	Constitution	Realization	Foreign exchange	Reflected in OCI	06/30/2023

Provisions for credit losses	583,791	470,692	(170,600)	81,539	-	965,422
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,561)	262	-	-
Other temporary differences (i)	123,103	68,094	(41,513)	11,527	-	161,211
Total deferred tax assets on temporary differences	713,193	538,786	(218,674)	93,328	-	1,126,633

Tax loss and negative basis of social contribution	97,857	55,295	(62,149)	7,347	-	98,350
Deferred tax assets	811,050	594,081	(280,823)	100,675	-	1,224,983

Futures settlement market	(13,739)	(3,076)	5,431	(435)	-	(11,819)
Fair value changes - financial instruments	(3,291)	(2,227)	(136)	(519)	(793)	(6,966)
Others	(24,088)	(55,210)	14,413	(1,378)	-	(66,263)
Deferred tax liabilities	(41,118)	(60,513)	19,708	(2,332)	(793)	(85,048)

Fair value changes - cash flow hedge	(1,758)	56,058	(60,565)	(875)	5,382	(7,140)
Deferred tax recognized during the period		589,626	(321,680)		4,589

(i) Other temporary differences are composed mainly by other provisions and supplier provisions.

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

		Reflected in the statement of profit or loss
	12/31/2021	Constitution	Realization	Foreign exchange	Reflected in OCI	06/30/2022

Provisions for credit losses	204,459	265,185	(92,796)	5,798	-	382,646
Provision PIS/COFINS - Financial Revenue	5,965	-	-	362	-	6,327
Other temporary differences (i)	72,343	33,351	(12,974)	3,284	-	96,004
Total deferred tax assets on temporary differences	282,767	298,536	(105,770)	9,444	-	484,977
					-
Tax loss and negative basis of social contribution	77,985	37,256	(4,194)	2,893	-	113,940
Deferred tax assets	360,752	335,792	(109,964)	12,337	-	598,917

Futures settlement market	(18,850)	(12,990)	8,944	(613)	-	(23,509)
Fair value changes - financial instruments	(2,144)	(455)	165	(113)	(3,047)	(5,594)
Others	(8,340)	(5,822)	23	(41)	-	(14,180)
Deferred tax liabilities	(29,334)	(19,267)	9,132	(767)	(3,047)	(43,283)

Fair value changes - cash flow hedge	1,057	7,650	(10,633)	2,983	3,268	4,325
Deferred tax recognized during the period		324,175	(111,465)		221

(i) Other temporary differences are composed mainly by other provisions and supplier provisions.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

30. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of June 30, 2023 and December 31, 2022.

Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2021		3,459,743,431	1,150,245,114	4,609,988,545
Conversion of shares class B to A		58,312,073	(58,312,073)	-
SOPs exercised and RUSs vested	10	64,418,580	-	64,418,580
Shares withheld for employees' taxes	10	(8,536,770)	-	(8,536,770)
Issuance of class A shares - Cognitect and Juntos acquisitions		1,362,201	-	1,362,201
Issuance of shares due to IPO over-allotment		27,555,298	-	27,555,298
Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		590,000	(590,000)	-
SOPs exercised and RUSs vested		42,651,541	-	42,651,541
Shares withheld for employees' taxes	10	(4,359,685)	-	(4,359,685)
Shares repurchased		(290,676)	-	(290,676)
Share issued to service providers		4,355,374		4,355,374
Issuance of class A shares - Olivia acquisition		5,471,479	-	5,471,479
Total as of June 30, 2023		3,651,272,846	1,091,343,041	4,742,615,887

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total

Business combination - contingent share consideration	-	-	5,107,809
Reserved for the share-based payments	-	-	354,717,097
Shares authorized which may be issued class A or class B	-	-	43,501,000,417
Shares authorized and unissued as of June 30, 2023	-	-	43,860,825,323

Shares authorized issued	3,651,272,846	1,091,343,041	4,742,615,887
Total as of June 30, 2023	-	-	48,603,441,210
60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

In May 2023, the Company concluded private issuances of a total 4,355,374 Class A shares as consideration paid to acquire services.

As of June 30, 2023, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on June 30, 2023 and December 31, 2022, and the total amount of share capital was US$84 (US$83 as of December 31, 2022).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$ 7,013 for the six-month period ended on June 30, 2023.

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than business combinations, the exercise of the SOPs and vesting of RSUs in the six-month periods ended June 30, 2023 and 2022:

	Capital and share premium reserve
Event	06/30/2023	12/31/2022

Shares issued on IPO over-allotment	-	247,998

In January 2022, Nu Holdings issued 27,555,298 ordinary Class A shares and raised proceeds of US$247,998 as a result of the exercise of the underwriters’ over-allotment option ("Green Shoe"), related to the IPO in December 2021.

d) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	06/30/2023	12/31/2022
Accumulated losses	(334,445)	(701,062)
Share-based payments reserve	881,187	765,639
Total accumulated gains (losses)	546,742	64,577

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

e) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the six-month period ended June 30, 2023 and year ended December 31, 2022, the following shares were repurchased:

	06/30/2023	12/31/2022
Number of shares repurchased	290,676	-
Total value of shares repurchased	-	-
Number of shares withheld - RSU	4,359,685	8,536,770
Total value of shares withheld - RSU	18,491	51,212

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit (loss) in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit (loss) in future periods.

The accumulated balances are as follows:

	06/30/2023	12/31/2022
Cash flow hedge effects, net of deferred taxes	(1,842)	(7,486)
Currency translation on foreign entities	142,859	(108,356)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(14,587)	(22,298)
Own credit adjustment effects	557	489
Total	126,987	(137,651)

31. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on financial results, capital, liquidity, customer relationship and reputation.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Risks that are actively monitored include Credit, Liquidity, Market, Operational, IT, Cyber, Regulatory, Compliance, AML (Anti-money laundering) and Reputational Risk, Interest Rate Risk in the Banking Book (IRBB), Model Risk, and also the risk from Cryptocurrency business.

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Company, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and supporting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure that was reported in the most recent annual financial statements as of December 31, 2022.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

●	Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	06/30/2023	12/31/2022

Financial assets
Cash and cash equivalents	6,175,049	4,172,316

Securities	156,233	91,853
Derivative financial instruments	26,223	41,485
Collateral for credit card operations	313	305
Financial assets at fair value through profit or loss	182,769	133,643

Securities	7,479,797	9,947,138
Financial assets at fair value through other comprehensive income	7,479,797	9,947,138

Credit card receivables	10,387,713	8,233,072
Loans to customers	2,433,209	1,673,440
Compulsory and other deposits at central banks	2,826,879	2,778,019
Other receivables	1,346,560	521,670
Other financial assets	141,099	478,283
Financial assets at amortized cost	17,135,460	13,684,484

Other exposures
Unused limits (i)	14,895,719	12,971,982
Credit Commitments	14,895,719	12,971,982

(i) Unused limits are not recorded in the statement of financial position and are considered in the measurement of the ECL because it represents credit risk exposure.

●	Liquidity risk

Primary sources of funding - by maturity

	06/30/2023				12/31/2022
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB)	16,594,966	113,568	16,708,534	96%	14,160,805	113,154	14,273,959	96%
Borrowings and financing	42,650	721,872	764,522	4%	38,329	547,239	585,568	4%
Bank certificate of deposit (CDB)	6,694	1,036	7,730	0%	-	-	-	0%
Instruments eligible as capital	-	3,766	3,766	0%	-	11,507	11,507	0%
Total	16,644,310	840,242	17,484,552	100%	14,199,134	671,900	14,871,034	100%
64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	06/30/2023
Financial liabilities	Carrying amount	Gross nominal outflow (1)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	41,715	41,715	286	5,596	35,359	474
Instruments eligible as capital	3,766	7,911	-	-	-	7,911
Repurchase agreements	144,922	144,922	144,922	-	-	-
Deposits in electronic money (*)	1,317,464	1,317,464	1,317,464	-	-	-
Bank receipt of deposits (RDB)	16,708,534	16,970,179	16,103,008	168,804	558,074	140,293
Bank certificate of deposit (CDB)	7,730	8,447	-	-	6,443	2,004
Payables to credit card network	7,633,288	7,633,288	3,982,128	1,930,090	1,719,282	1,788
Borrowings and financing	764,522	915,323	42,869	22,099	61,828	788,527
Total	26,621,941	27,039,249	21,590,677	2,126,589	2,380,986	940,997

(*) In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$1,734,114 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Brazilian Central Bank as of June 30, 2023 (US$2,252,464 as of December 31, 2022).

(1) The gross nominal outflow was projected considering the exchange rate of Brazilian Reais, and Mexican and Colombian Pesos to US$ as of June 30, 2023.

●	Market risk

The table below presents the VaR which uses a confidence level of 99% and a holding period of 10 days, by a historical simulation approach, with a 5-year historical window. For Brazil, it is calculated only for the Trading Book in line with the way portfolios are managed.

VaR	06/30/2023	12/31/2022

Nu Financeira (1) / Nu Pagamentos (Brazil)	407	478
Nu Holdings (2)	10,227	10,321

(1) Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

(2) Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

●	Interest rate risk in the banking book (IRRBB)

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	06/30/2023	12/31/2022

Brazilian risk-free curve (1)	(116)	(41)
Brazilian IPCA coupon	(3)	(5)
US risk-free curve	(130)	(121)
Mexican risk-free curve	4	1
(1)	Includes FIP, Nu Pagamentos, Nu Financeira, Nu Invest and Nu DTVM.

The interest rate risk in Colombia and in Brazilian subsidiaries other than those mentioned above, is not significant as of June 30, 2023 and December 31, 2022. To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of June 30, 2023 and December 31, 2022, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

32. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization and to establish a capital planning process in accordance with future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan and capital contingent plan for approval by the Executive Directors.

a) Composition of capital

i) Financial conglomerate in Brazil

The regulatory capital used to monitor the compliance of a financial conglomerate with the Basel operating limits imposed by the Brazilian Central Bank, is the sum of two items, as follows:

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023
●	Tier I Capital: the sum of Common Equity Tier I, which consists of paid in capital, capital, reserves and retained earnings, less deductions, and prudential adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements.
●	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it composes the Total Capital.

The table below shows the calculation of the capital ratios and their minimum requirement for the Financial Conglomerate, required by the current regulation in Brazil.

Financial Conglomerate	06/30/2023	12/31/2022

Regulatory Capital	1,615,103	1,091,675
Tier I	1,394,793	905,782
Common Equity Capital	1,232,284	769,640
Additional	162,509	136,142
Tier II	220,310	185,893

Risk Weighted Assets (RWA)	8,005,724	5,106,361
Credit Risk (RWA CPAD)	5,970,343	3,958,772
Market Risk (RWA MPAD)	76,230	70,159
Operational Risk (RWA OPAD)	1,959,151	1,077,430

Minimum Capital Required	840,601	536,168

Excess margin	774,502	555,507
Basel Ratio	20.2%	21.4%

ii) Nu Pagamentos

The subsidiary permanently maintains its shareholders' equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic currency issued by the Nu Pagamentos, calculated daily.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

The table below shows the calculation of the capital ratio for Nu Pagamentos, in accordance with current regulation in Brazil.

Nu Pagamentos	06/30/2023	12/31/2022

Adjusted Equity (a)	1,704,547	1,135,199

Max Amount (b)	4,908,226	3,923,171
Monthly average of payment transactions	4,908,226	3,923,171
Balance of electronic currencies	967,017	1,492,236

Capital Ratio (a/b)	34.7%	28.9%

iii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain its Regulatory Capital higher than the requirements defined by the CNBV.

As of June 30, 2023, its regulatory capital was equivalent to US$468,029 (US$470,092 as of December 31, 2022), resulting in a Capital ratio of 42% (49% as of December 31, 2022), with 10% being the minimum required for Category 4 SOFIPO.

33. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit (loss) and comprehensive income (loss).

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit (loss) and other comprehensive income (loss), as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)				Non-current assets (b)
	Three-month period ended		Six-month period ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	12/31/2022

Brazil	1,305,670	761,811	2,396,229	1,374,242	612,353	551,668
Mexico	89,224	42,808	169,736	69,988	32,825	17,610
Colombia	16,825	3,676	30,008	5,073	10,116	5,124
Cayman Islands	-	-	-	-	41,599	43,994
Germany	-	-	-	-	66	88
Argentina	-	-	-	-	-	46
United States	242	312	811	795	6,552	7,495
Total	1,411,961	808,607	2,596,784	1,450,098	703,511	626,025

(a) Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three and six-month periods ended June 30, 2023 and year ended December 31, 2022.

34. NON-CASH TRANSACTIONS

	06/30/2023	12/31/2022
	US$	US$
Olivia's acquisition - share consideration	-	36,671
Shares issued to service providers (note 30a)	21,533	-

35. OTHER TRANSACTIONS

a) Accounting for crypto-assets - Staff Accounting Bulletin No. 121 ("SAB 121")

In March 2022, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin (SAB) 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets as an asset and a liability to return them to the customers, both of which are measured at fair value.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows clients to trade crypto assets, in partnership with a specialized broker. The custody activity is performed by the broker, which holds the cryptographic key information, and the Company's contractual arrangements state that its customers retain legal ownership of the crypto; have the right to sell or transfer the crypto assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any crypto price fluctuations. The Company maintains an internal recordkeeping of the crypto assets held for the customers.

The Group concluded that its activities may create crypto-asset safeguarding obligations (as defined in SAB 121) to its customers as a result of certain technological, legal and regulatory risks and, therefore, it should record a safeguarding liability and a corresponding asset at the fair value of the crypto assets held by customers on the Group’s platform.

The following table summarizes the balances relating to crypto assets held for customers. For the purpose of these unaudited interim condensed consolidated financial statements, which were prepared specifically to meet CVM requirements, the asset and liability have not been recognized.

	06/30/2023	12/31/2022
Fair value of the crypto assets held for customers	33,568	18,313
70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended june 30, 2023

71

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  August 11, 2023